FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of October, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Summary of Financial Statements for the Year Ended March 31, 2008 (Under U.S. GAAP)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: October 1, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[English Translation]
October 1, 2008
SUMMARY OF FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2008
(UNDER U.S. GAAP)

Name of Listed Company:	Mitsui Sumitomo Insurance Group Holdings, Inc.
(Mitsui Sumitomo Insurance Company, Limited)
Securities Code Number:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.msig.com
Representative:	Toshiaki Egashira, President
Contact:	Junichi Imai, Assistant General Manager, Consolidated Accounting,
Accounting Department, Mitsui Sumitomo Insurance Company, Limited
Telephone : (03)-3297-6168
Consolidated Business Results for the year ended March 31, 2008 (April 1, 2007 to March 31, 2008)
(Note) Amounts and ratios are rounded.
(1)Results of Consolidated Operations

			Income before
	Total Revenues		income taxes		Net Income
	(Yen in millions)%		(Yen in millions)%		(Yen in millions)%
Year ended March 31,
2008	1,863,311	(0.2)	153,759	(8.2)	104,796	(8.0)
2007	1,866,135	3.2	167,439	(7.5)	113,916	(5.0)
(Note) Percent figures represent changes from the preceding fiscal year.

		Net income			Ordinary proft
	Net income	per share	Return on	Ordinary profit	to ordinary
	per share	— Diluted	equity	to total assets	income
	(Yen)	(Yen)%		%	%
Year ended March 31,
2008	74.28	—	4.0	1.6	8.3
2007	80.24	—	4.1	1.7	9.0

(Note)1.Equity in net gains(losses) of affiliates:	Year ended March 31, 2008	12,312 million yen
	Year ended March 31, 2007	3,398 million yen

(Note)2.Average number of oustanding shares during the year:	Year ended March 31, 2008	1,410,863 thousand shares
	Year ended March 31, 2007	1,419,672 thousand shares
(2)Consolidated Financial Conditions

				Net assets less minority
			Net assets less minority	interests to Total assets
	Total assets	Net assets	interests to Total assets	per share
	(Yen in millions)	(Yen in millions)%		(Yen)
Year ended March 31,
2008	9,326,325	2,409,299	25.8	1,715.53
2007	9,877,032	2,874,460	29.1	2,036.89

(Note)Number of outstanding shares at end of year:	Year ended March 31, 2008	1,404,402 thousand shares
	Year ended March 31, 2007	1,411,202 thousand shares
(3)Consolidated Cash Flows

	Cash flows from	Cash flows from	Cash flows from	Cash and cash equivalents
	operating activities	investing activities	financing activities	at end of year
	(Yen in millions)	(Yen in millions)	(Yen in millions)	(Yen in millions)
Year ended March 31,
2008	308,007	(197,879)	(106,473)	368,290
2007	325,256	(217,400)	(132,431)	369,941

CONSOLIDATED BALANCE SHEETS

	(Yen in millions)
	As of March 31,
	2007	2008	Change
ASSETS
Investments — other than investments in affiliates:
Securities available for sale:
Fixed maturities, at fair value	¥3,317,804	¥3,334,185	¥16,381
Equity securities, at fair value	3,312,574	2,547,773	(764,801)
Securities held to maturity:
Fixed maturities, at amortized cost	384,215	449,474	65,259
Mortgage loans on real estate	11,511	9,859	(1,652)
Investment real estate, at cost less accumulated depreciation	49,192	43,151	(6,041)
Policy loans	38,523	39,536	1,013
Other long-term investments	715,972	749,385	33,413
Short-term investments	113,671	120,086	6,415

Total investments	7,943,462	7,293,449	(650,013)

Cash and cash equivalents	369,941	368,290	(1,651)

Investments in and indebtedness from affiliates:
Investments	46,198	56,351	10,153
Indebtedness	3,008	2,961	(47)

Total investments in and indebtedness from affiliates	49,206	59,312	10,106

Accrued investment income	23,698	24,798	1,100
Premiums receivable and agents’ balances	133,358	140,562	7,204
Prepaid reinsurance premiums	201,404	215,233	13,829
Funds held by or deposited with ceding reinsurers	72,963	76,884	3,921
Reinsurance recoverable on paid losses	57,602	58,264	662
Reinsurance recoverable on unpaid losses	237,719	253,092	15,373
Property and equipment, net of accumulated depreciation	221,900	245,522	23,622
Deferred policy acquisition costs	362,260	360,152	(2,108)
Goodwill	70,012	69,248	(764)
Other assets	133,507	161,519	28,012

Total assets	¥9,877,032	¥9,326,325	¥(550,707)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Losses and claims:
Reported and estimated losses and claims	¥1,112,289	¥1,144,000	¥31,711
Adjustment expenses	41,261	53,820	12,559

Total losses and claims	1,153,550	1,197,820	44,270

Unearned premiums	1,439,579	1,489,956	50,377
Future policy benefits for life insurance contracts	825,426	911,165	85,739
Investment deposits by policyholders	2,196,614	2,119,153	(77,461)
Indebtedness to affiliates	3,262	2,232	(1,030)
Income tax payable	21,430	4,283	(17,147)
Deferred tax liabilities	881,165	605,153	(276,012)
Retirement and severance benefits	98,447	116,287	17,840
Ceded reinsurance balances payable	90,788	77,423	(13,365)
Short-term debt	37,907	37,604	(303)
Long-term debt	70,000	99,992	29,992
Other liabilities	167,723	237,372	69,649

Total liabilities	6,985,891	6,898,440	(87,451)

Minority interests	16,681	18,586	1,905

Shareholders’ equity:
Common stock:	137,495	137,495	—
Additional paid-in capital	86,519	86,486	(33)
Retained earnings	1,485,823	1,471,651	(14,172)
Accumulated other comprehensive income	1,255,766	713,667	(542,099)
Treasury stock	(91,143)	—	91,143

Total shareholders’ equity	2,874,460	2,409,299	(465,161)

Total liabilities and shareholders’ equity	¥9,877,032	¥9,326,325	¥(550,707)

CONSOLIDATED STATEMENTS OF INCOME

			(Yen in millions)
	Years ended March 31,
	2007	2008	Change
Revenues:
Net premiums written	¥1,489,379	¥1,537,616	¥48,237
Less increase in unearned premiums	20,299	34,931	14,632

Net premiums earned	1,469,080	1,502,685	33,605
Premium income for life insurance contracts	193,551	192,731	(820)
Investment income, net of investment expenses	179,189	185,265	6,076
Net realized gains (losses) on investments	24,315	(17,370)	(41,685)

Total revenues	1,866,135	1,863,311	(2,824)

Expenses:
Losses, claims and loss adjustment expenses:
Losses and claims incurred and provided for	909,656	906,257	(3,399)
Related adjustment expenses	70,001	82,370	12,369
Policyholder benefits for life insurance contracts	156,591	156,683	92
Amortization of policy acquisition costs	367,224	372,025	4,801
Investment income credited to investment deposits by policyholders	48,482	48,498	16
Other expenses, net	146,742	143,719	(3,023)

Total expenses	1,698,696	1,709,552	10,856

Income before income taxes	167,439	153,759	(13,680)
Income taxes:
Current	43,747	25,368	(18,379)
Deferred	9,208	22,769	13,561

Total income taxes	52,955	48,137	(4,818)

Minority interests	568	826	258

Net income	¥113,916	¥104,796	¥(9,120)

		(Yen)

Earnings per share:
Net income:
Basic	¥80.24	¥74.28

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

			(Yen in millions)
	Years ended March 31,
	2007	2008	Change
Net income	¥113,916	¥104,796	¥(9,120)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	10,950	(4,015)	(14,965)
Unrealized gains on securities	135,407	(526,138)	(661,545)
Net gains (losses) on derivative instruments	1	(24)	(25)
Minimum pension liability adjustment	(15)	—	15
Pension liability adjustments	—	(11,922)	(11,922)

Other comprehensive income (loss)	146,343	(542,099)	(688,442)

Comprehensive income (loss)	¥260,259	¥(437,303)	¥(697,562)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			(Yen in millions)
	Years ended March 31,
	2007	2008	Change
Common stock:
Balance at beginning and end of year	¥137,495	¥137,495	¥—

Additional paid-in capital:
Balance at beginning of year	86,507	86,519	12
Gain on sales of treasury stock	12	18	6
Retirement of treasury stock	—	(51)	(51)

Balance at end of year	86,519	86,486	(33)

Retained earnings:
Balance at beginning of year	1,386,963	1,485,823	98,860
Net income for the year	113,916	104,796	(9,120)
Dividends paid	(21,308)	(21,166)	142
Retirement of treasury stock	—	(98,657)	(98,657)
Other	6,252	855	(5,397)

Balance at end of year	1,485,823	1,471,651	(14,172)

Accumulated other comprehensive income:
Balance at beginning of year	1,119,324	1,255,766	136,442
Other comprehensive income, net of tax	146,343	(542,099)	(688,442)
Adjustment upon adoption of SFAS No.158, net of tax	(9,901)	—	9,901

Balance at end of year	1,255,766	713,667	(542,099)

Treasury stock:
Balance at beginning of year	(77,321)	(91,143)	(13,822)
Purchase of common shares	(13,840)	(7,629)	6,211
Sale of common shares	18	64	46
Retirement of treasury stock	—	98,708	98,708

Balance at end of year	(91,143)	—	91,143

Total shareholders’ equity	¥2,874,460	¥2,409,299	¥(465,161)

		(Yen)
Cash dividends per share	¥15.00	¥15.00

CONSOLIDATED STATEMENTS OF CASH FLOWS

			(Yen in millions)
	Years ended March 31,
	2007	2008	Change
Net cash provided by operating activities:
Net income	¥113,916	¥104,796	¥(9,120)
Adjustments to reconcile net income to net cash provided by operating activities:
Valuation allowance for credit losses	(4,237)	(1,967)	2,270
Impairment losses of long-lived assets	1,205	4,244	3,039
Realized gains from sales or revaluation of investments	(31,530)	(24,616)	6,914
Amortization of fixed maturity securities	4,212	2,456	(1,756)
Depreciation	17,445	19,879	2,434
Provision for retirement and severance benefits	(6,449)	2,332	8,781
Deferred income taxes	9,208	22,769	13,561
Decrease (increase) in assets:
Net insurance related assets	(3,041)	(32,631)	(29,590)
Deferred policy acquisition costs	17,319	2,457	(14,862)
Accrued investment income	(1,248)	(940)	308
Derivative assets	(1,462)	(10,028)	(8,566)
Other assets	(11,065)	2,793	13,858
Increase (decrease) in liabilities:
Losses and claims	63,541	37,243	(26,298)
Unearned premiums	17,652	35,276	17,624
Future policy benefits	75,819	63,921	(11,898)
Income taxes	(8,426)	(13,782)	(5,356)
Derivative liabilities	1,675	43,318	41,643
Other liabilities	29,199	4,831	(24,368)
Interest credited to policyholders’ contract deposits	48,482	48,498	16
Other, net	(6,959)	(2,842)	4,117

Net cash provided by operating activities	325,256	308,007	(17,249)

Cash flows from investing activities:
Proceeds from:
Securities available for sale:
Fixed maturities	449,649	412,764	(36,885)
Equity securities	105,222	87,796	(17,426)
Fixed maturities available for sale matured	225,542	228,766	3,224
Fixed maturities held to maturity matured	3,866	9,345	5,479
Investment real estate	850	8,560	7,710
Collection of:
Mortgage loans on real estate	4,250	2,445	(1,805)
Policy loans	37,144	41,974	4,830
Other long-term investments	228,689	180,235	(48,454)
Purchases of:
Securities available for sale:
Fixed maturities	(834,568)	(667,878)	166,690
Equity securities	(96,805)	(107,609)	(10,804)
Securities held to maturity:
Fixed maturities	(4,957)	(73,191)	(68,234)
Investments in:
Mortgage loans on real estate	(515)	(789)	(274)
Investment real estate	(719)	(8,631)	(7,912)
Policy loans	(37,052)	(42,987)	(5,935)
Other long-term investments	(240,871)	(214,654)	26,217
Increase (decrease) in cash received under securities lending transactions	(20,429)	6,766	27,195
Decrease (increase) in short-term investments, net	(4,249)	(13,361)	(9,112)
Increase in investments in and indebtedness from affiliates	(4,193)	(9,188)	(4,995)
Increase in property and equipment, net	(18,606)	(27,532)	(8,926)
Business acquired, net of cash acquired	(7,337)	—	7,337
Other, net	(2,311)	(10,710)	(8,399)

Net cash used in investing activities	(217,400)	(197,879)	19,521

Cash flows from financing activities:
Investment deposits funded by policyholders	324,907	290,741	(34,166)
Withdrawals of investment deposits by policyholders	(418,195)	(396,597)	21,598
Increase (decrease) in commercial paper, net	(2,532)	29,688	32,220
Proceeds from long-term debt	—	29,991	29,991
Repayment of short-term debt	(300)	(30,000)	(29,700)
Acquisition of treasury stock	(13,840)	(7,629)	6,211
Dividends paid to shareholders	(21,588)	(21,867)	(279)
Other, net	(883)	(800)	83

Net cash used in financing activities	(132,431)	(106,473)	25,958

Effect of exchange rate changes on cash and cash equivalents	9,351	(5,306)	(14,657)

Net change in cash and cash equivalents	(15,224)	(1,651)	13,573
Cash and cash equivalents at beginning of year	385,165	369,941	(15,224)

Cash and cash equivalents at end of year	¥369,941	¥368,290	¥(1,651)

Notes to Consolidated Financial Statements (Summary)

1.	Basis of Presentation
The consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited and its consolidated subisdiaries are prepared in accordance with accounting principles generally accepted in the United States.

2.	Securities, etc.
The components of securities, etc. were as follows:

(1)	Securities held to maturity

	(Yen in millions)
	Year ended March 31, 2007
		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
Governments and government agencies and authorities other than U.S.	¥294,940	¥2,405	¥(1,192)	¥296,153
Other municipalities and political subdivisions	84,878	414	(540)	84,752
Other corporate bonds	4,397	5	(8)	4,394

Total securities held to maturity	¥384,215	¥2,824	¥(1,740)	¥385,299

	(Yen in millions)
	Year ended March 31, 2008
		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
U.S. government and government agencies and authorities	¥4,254	¥—	¥—	¥4,254
Governments and government agencies and authorities other than U.S.	341,388	7,319	(1,347)	347,360
Other municipalities and political subdivisions	1,714	—	—	1,714
Other corporate bonds	102,118	3,789	(142)	105,765

Total securities held to maturity	¥449,474	¥11,108	¥(1,489)	¥459,093

(2) Securities available for sale

	(Yen in millions)
	Year ended March 31, 2007
	Cost or	Gross Unrealized	Gross Unrealized	Carrying Amount /
	Amortized Cost	Gains	Losses	Fair Value
Fixed maturity securities:
Government and government agencies and authorities
U.S.	¥101,017	¥7,017	¥(1,014)	¥107,020
Others	652,349	19,256	(1,570)	670,035
Municipalities and political subdivisions:
U.S.	131	9	—	140
Others	778,357	23,041	(2,689)	798,709
Convertibles and bonds with warrants attached	78	—	—	78
Other corporate bonds	1,711,944	38,938	(9,060)	1,741,822

Total fixed maturity securities	3,243,876	88,261	(14,333)	3,317,804

Equity securities	1,105,524	2,208,346	(1,296)	3,312,574

Total securities available for sale	¥4,349,400	¥2,296,607	¥(15,629)	¥6,630,378

	(Yen in millions)
	Year ended March 31, 2008
	Cost or	Gross Unrealized	Gross Unrealized	Carrying Amount /
	Amortized Cost	Gains	Losses	Fair Value
Fixed maturity securities:
Government and government agencies and authorities
U.S.	¥113,676	¥7,520	¥(2,005)	¥119,191
Others	685,783	26,717	(1,071)	711,429
Municipalities and political subdivisions:
U.S.	125	3	—	128
Others	716,210	18,956	(5,910)	729,256
Other corporate bonds	1,760,302	37,013	(23,134)	1,774,181

Total fixed maturity securities	3,276,096	90,209	(32,120)	3,334,185

Equity securities	1,141,048	1,436,514	(29,789)	2,547,773

Total securities available for sale	¥4,417,144	¥1,526,723	¥(61,909)	¥5,881,958

(3) Trading securities

	(Yen in millions)
	Year ended March 31, 2007
		Gross Unrealized	Gross Unrealized
	Cost	Gains	Losses	Fair Value
Money trusts included in short-term investments	¥51,298	¥80	¥(309)	¥51,069

	(Yen in millions)
	Year ended March 31, 2008
		Gross Unrealized	Gross Unrealized
	Cost	Gains	Losses	Fair Value
Money trusts included in short-term investments	¥50,121	¥948	¥(3,237)	¥47,832

Notes to Consolidated Financial Statements (Summary)

3.	Retirement and Severance Benefits
The components of retirement and severance benefits were as follows:

	(Yen in millions)
	Years ended March 31,
	2007	2008
Components of net periodic benefit cost:
Service cost	¥11,277	¥11,340
Interest cost	5,341	5,372
Expected return on plan assets	(4,894)	(5,002)
Amortization of prior service cost	(2,509)	(2,509)
Recognized actuarial loss	191	205

Net periodic benefit cost	¥9,406	¥9,406

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	(Yen in millions)
	Years ended March 31,
	2007	2008
Change in benefit obligations:
Benefit obligations at beginning of year	¥262,327	¥265,063
Service cost	11,277	11,340
Interest cost	5,341	5,372
Plan participants’ contributions	4	4
Actuarial loss (gain)	(1,618)	1,688
Benefits paid	(12,268)	(11,602)

Benefit obligations at end of year	¥265,063	¥271,865

Change in plan assets:
Fair value of plan assets at beginning of year	¥163,095	¥166,616
Actual return on plan assets	4,518	(9,719)
Employer contributions	4,115	3,624
Plan participants’ contributions	4	4
Benefits paid	(5,116)	(4,947)

Fair value of plan assets at end of year	¥166,616	¥155,578

Funded status	¥(98,447)	¥(116,287)

Weighted-average assumptions used to determine benefit obligations were as follows:

	Years ended March 31,
	2007	2008
Discount rate	2.00%	1.50~2.00%
Rate of increase in future compensation	4.10~4.60%	4.10~4.60%

Weighted-average assumptions used to determine net cost were as follows:

	Years ended March 31,
	2007	2008
Discount rate	2.00%	1.50~2.00%
Expected long-term return on plan assets	3.00%	3.00%
Rate of increase in future compensation	4.10~4.60%	4.10~4.60%

Notes to Consolidated Financial Statements (Summary)

4.	Income Taxes
The effective tax rates of the Company differed from the Japanese statutory income tax rates for the following reasons:

	Years ended March 31,
	2007	2008

Japanese statutory income tax rate	36.0%	36.0%
Tax credit for dividends received	(4.3)	(5.1)
Expenses not deductible for tax purposes	0.7	0.7
Other	(0.8)	(0.3)

Effective tax rate	31.6%	31.3%

The components of significant portions of deferred tax assets and deferred tax liabilities were as follows:

		(Yen in millions)
	Years ended March 31,
	2007	2008
Deferred tax assets and deferred tax liabilities:
Other deferred tax assets and deferred tax liabilities:
Deferred tax assets:
Reported and estimated losses and claims	¥44,300	¥44,899
Adjustment expenses	11,161	13,022
Retirement and severance benefits	36,086	41,656
Computer software development costs	12,598	14,037
Impairment of investments	41,708	45,755
Cost adjustments to investments recognized in income	37,409	37,047
Other	32,581	18,585

Total gross deferred tax assets	215,843	215,001
Less valuation allowance	(5,571)	(7,005)

Total net deferred tax assets	210,272	207,996

Deferred tax liabilities:
Unearned premiums	113,901	118,924
Deferred policy acquisition costs	125,699	123,985
Property and equipment	4,042	6,099
Cost adjustments to investments recognized in income	20,524	19,118
Unrealized appreciation of investments and derivatives	821,116	526,154
Other	3,850	13,694

Total gross deferred tax liabilities	1,089,132	807,974

Total net deferred tax liabilities	878,860	599,978
Deferred tax assets included in other assets	2,305	5,175

Deferred tax liabilities on the balance sheets	¥881,165	¥605,153

5.	Fair Value of Financial Instruments
The estimated fair values of the financial instruments were as follows:

			(Yen in millions)
	Year ended March 31, 2007		Year ended March 31, 2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Financial assets:
Fixed maturities	¥3,702,019	¥3,703,103	¥3,783,659	¥3,793,278
Equity securities	3,312,574	3,312,574	2,547,773	2,547,773
Mortgage loans on real estate	11,511	11,317	9,859	9,682
Policy loans	38,523	38,523	39,536	39,536
Other long-term investments	715,972	703,909	749,385	736,117
Short-term investments	113,671	113,671	120,086	120,086
Cash and cash equivalents	369,941	369,941	368,290	368,290
Investments in affiliates	46,198	46,198	56,351	56,351
Indebtedness from affiliates	3,008	2,901	2,961	2,808
Accrued investment income	23,698	23,698	24,798	24,798
Premiums receivable and agents’ balances	133,358	133,358	140,562	140,562
Weather derivatives	745	745	453	453
Derivative assets:
Foreign exchange contracts	69	69	599	599
Interest rate contracts	3,679	3,679	13,639	13,639
Bond and equity index contracts	172	172	66	66
Credit derivatives	1,585	1,585	89	89
Commodity contracts	959	959	2,099	2,099
Financial liabilities:
Investment deposits by policyholders	(2,196,614)	(2,453,492)	(2,119,153)	(2,371,996)
Indebtedness to affiliates	(3,262)	(3,262)	(2,232)	(2,232)
Short-term debt	(37,907)	(37,907)	(37,604)	(37,604)
Long-term debt	(70,000)	(69,531)	(99,992)	(100,051)
Weather derivatives	(660)	(660)	(161)	(161)
Derivative liabilities:
Foreign exchange contracts	(9,006)	(9,006)	(6,275)	(6,275)
Interest rate contracts	(2,434)	(2,434)	(7,269)	(7,269)
Bond and equity index contracts	(12)	(12)	(212)	(212)
Credit derivatives	(135)	(135)	(40,010)	(40,010)
Commodity contracts	(958)	(958)	(2,097)	(2,097)

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.